UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

KAYAK Software Corporation
(Name of Issuer)

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

486577109
(CUSIP Number)

David Drinkwater c/o Manikay Partners, LLC 375 Park Avenue, Suite 2701 New York, New York 10152 Phone: (212) 588-6207
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	486577109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manikay Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

250,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

250,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.45%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	486577109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manikay Partners GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

250,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

250,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.45%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	486577109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manikay Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

250,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

250,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.45%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	486577109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Shane Finemore

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

250,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

250,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.45%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	486577109

Item 1.	Security and Issuer.

The name of the issuer is KAYAK Software Corporation, a Delaware corporation (the "Issuer").  The address of the Issuer's executive offices is 55 North Water Street, Suite 1, Norwalk, CT 06854.  This Schedule 13D relates to the Issuer's Class A Common Stock, $0.001 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed to report that Manikay Partners, LLC, a Delaware limited liability company (the "Investment Manager"), Manikay Partners GP, LLC, a Delaware limited liability company (the "General Partner"), Manikay Master Fund, LP, a Delaware limited partnership ("Manikay Master Fund") and Shane Finemore, an Australian citizen, each beneficially own 5.45% of the Shares.  Each of Manikay Partners, LLC Manikay Partners GP, LLC, Manikay Master Fund and Shane Finemore is a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)
The principal business address for each of the Investment Manager, the General Partner, Manikay Master Fund and Shane Finemore is c/o Manikay Partners, LLC, 375 Park Avenue, Suite 2701, New York, New York 10152.

(c)
Mr. Finemore is the managing member of the Investment Manager and the General Partner, which serve as investment manager and general partner to private investment funds, including Manikay Master Fund (the "Funds").

(d)	Mr. Finemore has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the purchase of the Shares by the Master Fund reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.

Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.  A total of approximately $9,985,000 million was paid to acquire the Shares reported herein.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons acquired the Shares pursuant to investment strategies, including merger arbitrage and event driven strategies, because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity.  On November 8, 2012, the Issuer and Priceline.com Incorporated ("Priceline") issued a press release announcing that the Issuer and Priceline entered into a definitive merger agreement pursuant to which Priceline agreed to acquire all of the issued and outstanding shares of the Issuer (the "Acquisition").

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) a sale or transfer of a material amount of assets of the Issuer; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any material change in the operating policies or corporate structure of the Issuer; (f) any change in the Issuer's charter or by-laws; (g) the Shares ceasing to be authorized to be quoted in the over-the-counter security markets; or (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person's investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, the Investment Manager, the General Partner, Manikay Master Fund and Mr. Finemore may be deemed to be the beneficial owners of 250,000 Shares, constituting 5.45% of the Shares, based upon 4,587,563* Shares outstanding.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 250,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 250,000 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 250,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 250,000 Shares.

Manikay Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 250,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 250,000 Shares.

Mr. Finemore has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 250,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 250,000 Shares.

There were no transactions by the Reporting Persons in the securities of the Issuer during the past 60 days other than the single transaction that occurred on January 16th, 2013 as set forth in this Schedule 13D.

*This outstanding Shares figure reflects the number of outstanding Shares at November 8, 2012 as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 14, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 1, 4 and 5 is incorporated herein by reference.

Except as set forth in Items 1, 4 and 5 and Exhibit A, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2013
(Date)

Manikay Partners, LLC

By:	/s/ Shane Finemore
Shane Finemore, Managing Member

Manikay Partners GP, LLC

By:	/s/ Shane Finemore
Shane Finemore, Managing Member

Manikay Master Fund, LP

By:	Manikay Partners GP, LLC, its General Partner

By:	/s/ Shane Finemore
Shane Finemore, Managing Member

By:	/s/ Shane Finemore
Shane Finemore

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D dated January 28, 2013, relating to the Class A Common Stock, $0.001 par value of KAYAK Software Corporation, shall be filed on behalf of the undersigned.

Manikay Partners, LLC

By:	/s/ Shane Finemore
Shane Finemore, Managing Member

Manikay PartnersGP, LLC

By:	/s/ Shane Finemore
Shane Finemore, Managing Member

Manikay Master Fund, LP

By:	Manikay Partners GP, LLC, its General Partner

By:	/s/ Shane Finemore
Shane Finemore, Managing Member

By:	/s/ Shane Finemore
Shane Finemore

SK 26214 0002 1353173